Exhibit 23.3

Consent of independent registered public accounting firm

Grant Thornton Auditores Independentes Av. Eng. Luís Carlos Berrini, 105 - 12o andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100

We have issued our report dated January 03, 2020, with respect to the consolidated statements of income, comprehensive income, changes in equity and cash flows of Natura Cosméticos S.A. and subsidiaries for the year ended December 31, 2016, contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton Auditores Independentes

São Paulo, Brazil

January 03, 2020

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